Appendix 3Z Final Director’s Interest Notice

Exhibit 99.4

Rule 3.19A.3
Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries plc
ABN 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Brian ANDERSON
Date of last notice	14 March 2016
Date that director ceased to be director	5 November 2020

Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities 7,635 fully paid ordinary shares/CUFS registered in the name of Brian Anderson

+ See chapter 19 for defined terms.

11/3/2002        Appendix 3Z Page 1

Appendix 3Z Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest
Number & class of securities

Indirect interest in 11,285 ADRs, equivalent to a holding of 11,285 ordinary shares/CUFS. The registered holder is Goldman Sachs & Co., and they are held on account for the following beneficial owners:
•10,895 ADRs for Brian P. Anderson & Hope H. Anderson; and
•390 ADRs for Brian P. Anderson

Part 3 – Director’s interests in contracts

Detail of contract	Not applicable
Nature of interest	Nil
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

Appendix 3Z Page 2    11/3/2002